Exhibit 99.2

RANDGOLD RESOURCES LIMITED
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
NASDAQ Trading Symbol: GOLD

MALI AND RANDGOLD AGREE ON A REVISED INVESTMENT CONVENTION TO SUPPORT SUPER PIT DEVELOPMENT

Bamako, Mali, 1 August 2018 – The Malian government has agreed to grant Randgold’s Gounkoto mine a 50% corporate tax reduction for the next four years to support its development of a super pit which will be one of the largest opencast gold mines in Africa.

The agreement, which is a concession under Gounkoto’s original mining convention that gave Gounkoto the right to apply for additional tax exonerations should it make additional investments, will see the mine’s life extended by more than five years. Likewise the super pit will make a significant contribution to the Loulo-Gounkoto complex’s 10-year plan, which envisages profitable production in excess of 600 000 ounces annually at a gold price of $1 000 per ounce. Depending on the gold price and input costs the potential revenue to the State would increase by more than 100% when compared with the original Gounkoto feasibility study completed in 2009.

Randgold chief executive Mark Bristow said the deal was another milestone in the mutually rewarding partnership between the company and the Malian government.

“Over more than 20 years, that partnership has enabled us to bring Syama to account, develop Morila and build Loulo-Gounkoto into one of the world’s largest gold mines. During that time, our operations have contributed $5.9 billion to the Malian economy in the form of taxes, royalties, dividends, salaries and payments to local suppliers. The Malian government received $2.5 billion of that amount, which represents more than 60% of the net cash generated by the mines. Every year since 2010, Randgold’s operations in this country have accounted for some 6% of Mali’s GDP,” he said.

Bristow noted that, in line with Randgold’s policy of local employment and empowerment, Loulo-Gounkoto and Morila were managed entirely by Malians. In addition to their profitable results, he said, the mines also ranked as world-class in terms of their health, safety and environmental management.

During the past quarter, another robust performance from Loulo’s underground mines offset a reduced contribution from Gounkoto, where the pushback for the super pit is in progress as planned. Since moving to owner mining at Loulo in 2016, the underground operations have delivered steady production increases and efficiency improvements.

At Morila, the mine has completed the mining of its Domba satellite pit and is now processing the lower grade tailings material. The Ntiola and Viper satellite deposits are scheduled for mining until early 2019 and closure of the Morila mine is planned for 2020. Its agripole project, designed to mitigate the socio-economic impact of closure, is awaiting final approval by the government.

On the exploration front, brownfields work at Loulo is confirming the potential for reserve replenishment while further afield the search for another world-class gold deposit continues along a highly prospective 75 kilometre strike on the Mali-Senegal shear zone.

ENQUIRIES:

Chief Executive Mark Bristow +44 788 071 1386 +223 66 75 01 22	Financial Director Graham Shuttleworth +44 779 771 1338	Group Regional Manager West Africa Mahamadou Samaké +223 66 75 61 36	Investor & Media Relations Kathy du Plessis +44 20 7557 7738 randgold@dpapr.com

Website: www.randgoldresources.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Except for the historical information contained herein, the matters discussed in this news release are forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934, and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, the realisation of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as 'will', 'plans', 'expects' or 'does not expect', 'is expected', 'budget', 'scheduled', 'estimates', 'forecasts', 'intends', 'anticipates' or 'does not anticipate', or 'believes', or variations of such words and phrases or state that certain actions, events or results 'may', 'could', 'would', 'might' or 'will be taken', 'occur' or 'be achieved'. Assumptions upon which such forward-looking statements are based are in turn based on factors and events that are not within the control of Randgold Resources Limited (‘Randgold’) and there is no assurance they will prove to be correct. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Randgold to be materially different from those expressed or implied by such forward-looking statements, including but not limited to:  risks related to mining operations, including political risks and instability and risks related to international operations, actual results of current exploration activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, as well as those factors discussed in Randgold’s filings with the US Securities and Exchange Commission (the 'SEC'). Although Randgold has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Randgold does not undertake to update any forward-looking statements herein, except in accordance with applicable securities laws. CAUTIONARY NOTE TO US INVESTORS: The SEC permits companies, in their filings with the SEC, to disclose only proven and probable ore reserves. We use certain terms in this release, such as 'resources', that the SEC does not recognise and strictly prohibits us from including in our filings with the SEC. Investors are cautioned not to assume that all or any parts of our resources will ever be converted into reserves which qualify as 'proven and probable reserves' for the purposes of the SEC's Industry Guide number 7.